Exhibit 99.5

CONSENT OF GLENTON MASTERMAN
TO BEING NAMED AS A QUALIFIED PERSON

March 30, 2012

I hereby consent to the inclusion of the Tasiast Mine, Mauritania NI 43-101 Technical Report, effective date March 30, 2011 in the report on Form 6-K dated March 30, 2011 to be filed by Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the Tasiast Project, Mauritania, NI 43-101 Technical Report into the Registration Statements on Form S-8 (Registration Statement Nos. 333-141896, 333-110208, 333-05776, 033-93926, 033-82450, 333-08936, 333-09004, 333-12662, 333-13744 and 33313742) and the Registration Statement on Form F-10 (Registration No. 333-158989) of Kinross Gold Corporation.

Sincerely,

Signed “Glenton J. Masterman”

Glenton J. Masterman